CANADIAN UTILITIES LIMITED
An ATCO Company

Release

CORPORATE OFFICE
1500, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

For Immediate Release

February 26, 2004

Canadian Utilities Reports December 2003 Earnings

CALGARY, Alberta – Canadian Utilities Limited reported earnings for the year ended December 31, 2003 of $259.3 million ($4.09 per share). Earnings for the year ended December 31, 2002 were $237.7 million, excluding the after-tax gain on the sale of the Viking-Kinsella property of $67.3 million. 2002 earnings in total were $305.0 million ($4.81 per share).

Earnings in 2003 were higher than 2002, excluding the Viking-Kinsella gain, primarily due to stronger operational results in all subsidiaries except ATCO Pipelines and ATCO Frontec, and a favorable tax adjustment in Australia for ATCO Power. These increases more than offset the carrying costs, net of investment income, in respect of the $400 million of preferred shares and debentures issued by Canadian Utilities between November 2002 and April 2003 that reduced earnings by $13.0 million in 2003. These preferred shares and debentures were issued during a low interest rate environment to strengthen the Corporation's Balance Sheet and allow for future growth.

Revenues increased for the year ended December 31, 2003 to $3,742.6 million compared to $2,975.9 million in 2002 primarily due to the higher price of natural gas and electricity purchased for customers on a "no margin" basis by ATCO Gas and ATCO Electric, higher natural gas prices on gas sales by ATCO Midstream and increased business activity in all subsidiaries except ATCO Pipelines and ATCO Frontec. The impact of warmer temperatures in ATCO Gas, reduced earnings from the Barking generating plant in the United Kingdom, and lower rates approved by the Alberta Energy and Utilities Board ("AEUB") respecting ATCO Pipelines' 2003 general rate application partially offset the increased revenues. Temperatures in 2003 were 3.4% colder than normal, whereas temperatures in 2002 were 6.3% colder than normal.

Cash flow from operations was $525.8 million for the year ended December 31, 2003 compared to $504.6 million in 2002. The higher cash flow from operations was primarily due to stronger earnings, partially offset by higher current income taxes resulting from timing differences in the recognition of revenues and expenses for tax reporting purposes and decreased deferred availability incentive payments in Alberta Power (2000). In addition, in the first quarter of 2002, ATCO Gas refunded to customers a total of $405.6 million related to the sale of the Viking-Kinsella property, of which $20.6 million had reduced cash flow from operations.

Earnings for the three months ended December 31, 2003 were $86.7 million ($1.37 per share) compared to $73.5 million ($1.16 per share) in the same period of 2002, primarily due to stronger operational results in Alberta Power (2000) and the Technologies Business Group, a favorable tax adjustment in Australia for ATCO Power, the impact of the AEUB decision respecting the 2003 general rate application of ATCO Gas and colder temperatures in ATCO Gas. These increases were partially offset by AEUB decisions respecting the 2003 general rate applications that resulted in lower equity amounts and returns for ATCO Pipelines and ATCO Electric, and the carrying costs, net of investment income, in respect of the $400 million of preferred shares and debentures issued between November 2002 and April 2003 that reduced earnings by $3.5 million.

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Revenues for the three months ended December 31, 2003 were $950.3 million compared to $930.7 million in 2002 primarily due to the higher price of natural gas purchased for customers on a "no margin" basis by ATCO Gas, the impact of colder temperatures and the AEUB 2003 decision respecting ATCO Gas, and increased business activity in the Power Generation Business Group and in ATCO Midstream. These increases were partially offset by the impact of the AEUB 2003 decisions respecting ATCO Electric and ATCO Pipelines and lower revenues from ATCO Frontec projects. Temperatures for the three months ended December 31, 2003 were 3.3% warmer than normal, compared to 11.4% warmer than normal for the corresponding period in 2002.

Cash flow from operations decreased to $153.3 million for the three months ended December 31, 2003 compared to $171.5 million in 2002. This decrease was primarily the result of higher current income taxes resulting from timing differences in the recognition of revenues and expenses for tax reporting purposes and decreased deferred availability incentive payments in Alberta Power (2000), partially offset by stronger earnings.

Canadian Utilities Limited is a part of the ATCO Group of companies. ATCO Group is an Alberta based corporation with a worldwide organization of companies engaged in Power Generation, Utilities, Logistics and Energy Services, Technologies and Industrials. More information about Canadian Utilities can be found on its website, www.canadian-utilities.com.

For further information contact:

J.A. (Jim) Campbell
Senior Vice President, Finance
& Chief Financial Officer
(403) 292-7502

K.M. (Karen) Watson
Vice President, Finance & Controller
(403) 292-7528